Exhibit 99.1

Paul Finley	ALGOMA STEEL INC.
Vice President - Business Development And Corporate Secretary	105 West Street
Phone: 705-945-2201 Fax: 705-945-2203	Sault Ste. Marie, Ontario, Canada P6A 7B4
Email: pfinley@algoma.com	Phone: 705-945-2351 Fax: 705-945-2203

May 17, 2005

ALGOMA STEEL INC.
REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Algoma Steel Inc. on May 11, 2005 in Toronto, Ontario.

Adoption of Shareholder Rights Plan

By a resolution passed by a majority of votes cast by ballot (10,734,201-For; 4,608,015-Against), the adoption of the Shareholder Rights Plan, as approved by the Corporation’s Board of Directors on November 12, 2004, and substantially in the form as described in the Corporation’s Management Information Circular dated March 15, 2005, was approved.

Amendment to Corporation’s Articles

By a resolution passed by a majority of the votes cast by a show of hands, the Corporation’s Articles were amended to provide that there be a minimum of three and a maximum of twelve directors, as determined from time to time by resolution of the directors.

Election of Directors

By a resolution passed by a majority of the votes cast by a show of hands, the following directors were elected to hold office until the next Annual Meeting of Shareholders or until the director resigns or a successor is elected or appointed:

Steven Bowsher	Alex Davidson
Benjamin Duster	John Kallio
Marie Kelly	Patrick Lavelle
James Lawson	Charles Masson
Murray Nott	Francis Petro
Denis Turcotte

Appointment of Auditors

By a resolution passed by a majority of the votes cast by a show of hands, KPMG LLP were appointed as the auditors of the Corporation to hold office until the next Annual Meeting of Shareholders or until their successor is appointed, and the directors were authorized to fix their remuneration.

Yours truly,

ALGOMA STEEL INC.

/s/ Paul C. Finley
Paul C. Finley
Vice President - Business Development and Corporate Secretary